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                                MIRAGE RESORTS
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PRESS RELEASE



     Contact:  Mirage Resorts, Inc.              Boardwalk Casino, Inc.
               Alan Feldman                      Louis Sposato
               702-650-7400                      702-735-2400


               MIRAGE RESORTS AGREES TO PURCHASE BOARDWALK CASINO,
                 COMPLETING ASSEMBLAGE OF A 42 ACRE SITE AT THE
                        CENTER OF THE LAS VEGAS STRIP

LAS VEGAS, NEVADA, DECEMBER 22, 1997 - Mirage Resorts, Incorporated and Boardwalk Casino, Incorporated announced today that they have entered into an agreement whereby a subsidiary of Mirage will merge with Boardwalk.
Boardwalk shareholders will receive $5 per share in cash pursuant to the merger.

Mirage has simultaneously entered into separate agreements with the Jansen Family Trust and Diversified Opportunities Group to acquire their common and preferred stock in Boardwalk, a subordinated note issued by Boardwalk, an adjacent parcel of land leased by Boardwalk, and certain other rights. Pursuant to these agreements, Mirage would acquire 53% of Boardwalk's common shares outstanding. The merger is contingent upon several approvals, including shareholder approval, expiration of the waiting period under the Hart-Scott-Rodino Act, and the approval of gaming authorities.

Mirage also announced that it had previously acquired Boardwalk's entire 16 1/2% First Mortgage Bond issue, as well as two neighboring parcels of land.

Assuming the merger is consummated, this assemblage would consist of 12 acres of land, with 817' of contiguous frontage on the Las Vegas Strip. Mirage owns approximately 30 acres of land behind this frontage - land that previously


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Boardwalk/...2


comprised part of the Dunes golf course and that has not been utilized for either the Company's 50%-owned Monte Carlo hotel-casino or the luxurious, wholly-owned Bellagio resort now under construction.

This combined 42-acre site is at the heart of the new developments on the Las Vegas Strip. It is between and contiguous to both Monte Carlo and Bellagio Hence, the Boardwalk and any future project that Mirage may choose to develop adjacent to the Boardwalk can be connected by monorail and other means to the adjoining properties.

Mirage's total cost for the 12 acres (including approximately $36 million for Boardwalk's stock pursuant to the merger) would be approximately $135 million. Such cost is being funded under Mirage's $1.75 billion credit facility.

The Boardwalk casino-hotel has 652 guest rooms (451 of which opened in 1996) and a 33,000 square foot casino. Hence, this acquisition will provide Mirage with a profitable existing facility -- albeit smaller and more moderately priced than the other Mirage properties - as well as a potential future site for another large resort.

"This series of acquisitions demonstrates our continued confidence in and enthusiasm for Las Vegas," stated Stephen A. Wynn, Chairman of Mirage Resort. "We remain extremely focused on completion of our spectacular Bellagio resort, as well as our Beau Rivage resort in Biloxi, Mississippi. We are also, of course, working very hard on the design work for our Company's planned return to Atlantic City."

"The Boardwalk is profitable and we will continue to operate it as a mid-priced lodging and gaming alternative for Las Vegas visitors. We look forward to having the Boardwalk employees join the Mirage family. Meanwhile, the land adjoining the Boardwalk provides our Company with an additional future growth opportunity."


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